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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.    )

HARRAH'S OPERATING COMPANY, INC.
(Name of Subject Company (Issuer))

HARRAH'S OPERATING COMPANY, INC.
(Name of Filing Person (Issuer))

FLOATING RATE CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2024
(Title of Class of Securities)

127687 AA9
127687 AB7
(CUSIP Number of Class of Securities)

Copy to:
Stephen H. Brammell, Esq. Senior Vice President and General Counsel Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, NV 89119 (702) 407-6000	Charles K. Ruck, Esq. J. Scott Hodgkins, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$376,181,442	$44,277

*    For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the Floating Rate Contingent Convertible Senior Notes due 2024 pursuant to the applicable indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Date Filed: Not applicable.	Form or Registration No.: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of April 7, 2004, between Caesars Entertainment, Inc. ("Caesars"), and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented (the "Indenture"), governing the Floating Rate Contingent Convertible Senior Notes due 2004 originally issued by Caesars (the "Notes"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Harrah's Operating Company, Inc. (the "Company"), with respect to the right of each holder of the Notes to sell, and the obligation of the Company to purchase, the Notes pursuant to the terms and conditions of the change of control notice and offer to purchase dated July 13, 2005 (as may be amended or supplemented from time to time, the "Offer to Purchase") attached hereto as Exhibit (a)(1(A), the Indenture and the Notes (the "Offer"). A change of control (as defined in the Indenture) of Caesars occurred on June 13, 2005 when Caesars merged with and into the Company (the "Merger"). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer.

        The Offer will expire at 5:00 pm, Eastern time, on Friday, August 12, 2005 unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The Company is the successor to the issuer of the Notes, as a result of assuming all of the obligations under the Indenture and the Notes in connection with the Merger. The Company is offering to purchase the Notes. The address of the principal executive offices of the Company is One Harrah's Court, Las Vegas, NV 89119. The Company's telephone number is (702) 407-6000. The Company is the wholly owned subsidiary of Harrah's Entertainment, Inc. (the "Parent"). The information set forth in "Section 4—Certain Information Concerning the Offeror" of the Offer to Purchase is incorporated herein by reference.

  (b)
  The securities that are the subject of the Offer are the Company's Floating Rate Contingent Convertible Senior Notes due 2024, CUSIP Nos.: 127687 AA9 and 127687 AB7. As of July 13, 2005, there were $375,000,000 aggregate principal amount of the Notes outstanding, convertible into cash, and in certain circumstances, shares of the common stock, par value $.10 per share, of the Parent.

  (c)
  The information set forth in "Section 5—Price Range of the Notes and Common Stock; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)(1)(i)—(iii), (v)—(viii), (xii)    The information set forth in the Summary Term Sheet, "Section 1—Introduction," "Section 2—Terms of the Offer," "Section 7—Acceptance of Notes for Payment," "Section 8—Expiration, Extension, Amendment or Termination of the Offer," "Section 9—Procedures for Tendering Notes," "Section 10—Withdrawal of Tenders" and "Section 13—Certain

United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iv), (ix)—(xi)    Not applicable.

        (a)(2)    Not applicable.

  (b)
  To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Other than the Indenture and the Registration Rights Agreement dated as of April 7, 2004 between Caesars and Deutsche Bank Securities Inc., there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6. Purpose of the Transaction and Plans or Proposals.

  (a)
  The information set forth in "Section 3—Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (b)
  Any Notes submitted for purchase will be cancelled and retired.

        (c)(1)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

        (c)(2)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of the Company's assets or the assets of any of its subsidiaries.

        (c)(3)    Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of the Company.

        (c)(4)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of the Company. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the Company's executive officers.

        (c)(5)    Except for any possible acquisitions the Company may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in the Company's corporate structure or business.

        (c)(6)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

        (c)(7)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

        (c)(8)    Except for the Solicitation of Consents the Company commenced on July 8, 2005 to amend the Indenture's informational reporting covenant to allow the consolidated annual audited financial statements of the Parent and its subsidiaries, and the periodic and other reports filed by the Parent with the SEC, to satisfy any requirement for the Company to deliver consolidated annual audited financial statements and periodic and other reports to the Trustee, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

        (c)(9)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

        (c)(10)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in "Section 11—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (b)
  Not applicable.

  (d)
  The information set forth in "Section 11—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There are no current plans to refinance or repay any financing arrangements for the Offer.

Item 8. Interest in Securities of the Subject Company.

  (a)
  To the best knowledge of the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

  (b)
  Except for the Company's assumption of the obligations under the Notes and the Indenture in connection of the Merger, to the best knowledge of the Company, no person identified in Item 3 of this Schedule TO, no associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

  (a)
  The information set forth in "Section 14—Fees and Expenses; Solicitations" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

  (a)
  The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Offer is for all outstanding Notes.

  (b)
  Not applicable.

Item 11. Additional Information.

        (a)(1)    To the best knowledge of the Company, there are no material agreements, arrangements, understandings or relationships between the Company and any of its executive officers, directors, controlling persons or subsidiaries that are material to a security holder's decision whether to sell, tender or hold the Notes.

        (a)(2)    To the best knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer that are material to a security holder's decision whether to sell, tender or hold the Notes.

        (a)(3)    There are no applicable anti-trust laws that are material to a security holder's decision whether to sell, tender or hold the Notes.

        (a)(4)    There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a security holder's decision whether to sell, tender or hold the Notes.

        (a)(5)    There are no material pending legal proceedings relating to the tender offer that are material to a security holder's decision whether to sell, tender or hold the Notes.

  (b)
  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 13, 2005.
(a)(1)(B)	Form of Substitute Form W-9.
(a)(5)(A)	Press Release issued by Harrah's Entertainment, Inc. on July 13, 2005.
(b)
Second Amended and Restated Credit Agreement, dated as of January 31, 2005, among Harrah's Entertainment, Inc., as Guarantor, Harrah's Operating Company, Inc., as Borrower, the Lenders, Syndication Agent and Co-Documentation Agents named therein, Bank of America, N.A., as Administrative Agent, and Banc of America Securities LLC and Wells Fargo Bank, National Association, as Joint Lead Arrangers and Joint Book Managers, is hereby incorporated by reference from Exhibit 10.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on February 4, 2005.
(d)(1)	Indenture dated as of April 7, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.2 to Caesars Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.
(d)(2)
First Supplemental Indenture dated as of November 4, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Caesars Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on November 4, 2004.

(d)(3)
Second Supplemental Indenture dated as of June 13, 2005 among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Harrah's Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on July 1, 2005.
(d)(4)
Registration Rights Agreement dated as of April 7, 2004 between Caesars and Deutsche Bank Securities Inc., is hereby incorporated by reference from Exhibit 4.3 to Caesars Entertainment, Inc.'s Registration Statement on Form S-3 filed May 19, 2004.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2005
HARRAH'S OPERATING COMPANY, INC.
	By:	/s/ STEPHEN H. BRAMMELL
		Name:	Stephen H. Brammell
		Title:	Senior Vice President, General Counsel and Secretary

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 13, 2005
(a)(1)(B)	Form of Substitute Form W-9.
(a)(5)(A)	Press Release issued by Harrah's Entertainment, Inc. on July 13, 2005
(b)	Second Amended and Restated Credit Agreement, dated as of January 31, 2005, among Harrah's Entertainment, Inc., as Guarantor, Harrah's Operating Company, Inc., as Borrower, the Lenders, Syndication Agent and Co-Documentation Agents named therein, Bank of America, N.A., as Administrative Agent, and Banc of America Securities LLC and Wells Fargo Bank, National Association, as Joint Lead Arrangers and Joint Book Managers, is hereby incorporated by reference from Exhibit 10.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on February 4, 2005.
(d)(1)	Indenture dated as of April 7, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.2 to Caesars Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.
(d)(2)	First Supplemental Indenture dated as of November 4, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Caesars Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on November 4, 2004.
(d)(3)	Second Supplemental Indenture dated as of June 13, 2005 among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Harrah's Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on July 1, 2005.
(d)(4)	Registration Rights Agreement dated as of April 7, 2004 between Caesars and Deutsche Bank Securities Inc., is hereby incorporated by reference from Exhibit 4.3 to Caesars Entertainment, Inc.'s Registration Statement on Form S-3 filed May 19, 2004.
(g)	None
(h)	None

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits